FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No... Ö ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX REDUCES ITS LEVEL OF INDEBTEDNESS

Mexico City, March 10, 2011. Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced today that as part of the strategy to reduce its debt, it acquired from América Móvil U.S.$243.6 million TELMEX senior notes due 2015 and U.S.$122.6 million TELMEX senior notes due 2019, of which América Móvil was the holder as a result of the exchange offer announced on January 31, 2011. TELMEX paid approximately U.S.$394 million, which includes a premium of U.S.$27.8 million. The amount paid by TELMEX was based on the same market conditions under which the TELMEX senior notes were exchanged by América Móvil. TELMEX cancelled the acquired TELMEX senior notes.

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V., its subsidiaries and affiliates that provides telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. PRESS RELEASE: TELMEX REDUCES ITS LEVEL OF INDEBTEDNESS